Exhibit 4.45

Transfer Agreement

Transferor: XU Ming

Transferee: WANG Kun

1.	The Transferor agrees to transfer RMB 111,800.00 of the equity held in Beijing Conew Technology Development Co., Ltd. to the Transferee;

2.	The Transferee agrees to accept from the Transferor RMB 111,800.00 of the equity held in Beijing Conew Technology Development Co., Ltd.;

3.

Such equity is officially transferred on July 5, 2018. From the date of transfer, the Transferor shall cease to enjoy and assume the contributor’s rights and obligations in respect of the transferred capital contribution, and Transferee shall enjoy and assume the contributor’s rights and obligations in the company to the extent of its capital contribution.

This Agreement shall become effective after both parties affix their own signatures.

Transferor: /s/ XU Ming

Transferee: /s/WANG Kun

July 5, 2018

Stamped with Special Seal for Market Subject Information Inquiry of

Beijing Administration for Industry and Commerce